June 17, 2019

Robert Waligunda
Chief Executive Officer
Father Time, Inc.
3700 Massachusetts Ave.
Suite 110
Washington, D.C. 20016

       Re: Father Time, Inc.
           Registration Statement on Form S-1
           Filed May 31, 2019
           File No. 333-231875

Dear Mr. Waligunda:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on May 31, 2019

Report of Independent Registered Public Accounting Firm , page 39

1. We note the PCAOB registration for your accountants, Paritz and Company, P.A. was withdrawn on December 18, 2018. As your independent auditors do not appear to be registered with the PCAOB, their report cannot be used in your registration statement. As a result, your financial statements are considered to be unaudited and your registration statement materially deficient. Please have your financial statements re-audited by a properly PCAOB registered accounting firm. Ensure that such financial statements are audited in accordance with PCAOB Standards, that the report complies with the updated
       PCAOB auditor reporting standards outlined in AS 3101, and that your auditor complies with the Commission's standards for auditor independence. Refer to Item 11(e) of Form
 Robert Waligunda
Father Time, Inc.
June 17, 2019
Page 2
      S-1 and Article 2 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                           Sincerely,

FirstName LastNameRobert Waligunda                         Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameFather Time, Inc.
                                                           and Services
June 17, 2019 Page 2
cc:       Matthew McMurdo
FirstName LastName